UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant

to § 240.13d-1 (b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE 13G TO AMEND THE

SCHEDULE 13D FILED BY GREENPRO TALENTS LTD.

ON JANUARY 20, 2016

(Amendment No. _______)*

GREENPRO CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

39540f101

(CUSIP Number)

        June 6, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[x] Rule 13d-1 (c)

[  ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is being filed as Amendment No. 1 to the Schedule 13D filed by the reporting person, Greenpro Talents Ltd., to reflect that (i) since the filing of the original Schedule 13D on January 20, 2016, the reporting person is no longer holding the shares with control intent; and (ii) Greenpro Talents Ltd. no longer has beneficial ownership over the shares as defined in Rule 13d-3 and such beneficial ownership is now held by Greenpro International Foundation, and its counsel of four members: C.K. Lee, Gilbert Loke, Wing Wai Heung and Inn Shen Tan.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenpro Talents Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON FI

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenpro International Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.39%
12	TYPE OF REPORTING PERSON FI

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C.K. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 18,665,000
	6	SHARED VOTING POWER 6,665,150*
	7	SOLE DISPOSITIVE POWER 18,665,000
	8	SHARED DISPOSITIVE POWER 6,665,150*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,330,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.58%
12	TYPE OF REPORTING PERSON IN

* 6,665,150 shares includes the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Mr. Lee is one of four members of the Foundation’s counsel and shares beneficially ownership over the shares, and 1,665,150 shares held by Mr. Lee’s spouse. Mr. Lee previously reported shared beneficial ownership over such 5,000,000 shares in a Schedule 13D filed on February 5, 2016.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gilbert Loke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 18,665,000
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 18,665,000
	8	SHARED DISPOSITIVE POWER 5,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,665,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.45%
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Mr. Loke is one of four members of the Foundation’s counsel and shares beneficially ownership over the shares. Mr. Loke previously reported shared beneficial ownership over such 5,000,000 shares in a Schedule 13D filed on February 5, 2016.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wing Wai Heung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 200
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 200
	8	SHARED DISPOSITIVE POWER 5,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.39%
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Gilbert Loke is one of four members of the Foundation’s counsel and shares beneficially ownership over the shares.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inn Shen Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.39%
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Inn Shen Tan is one of four members of the Foundation’s counsel and shares beneficially ownership over the shares.

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Item 1(a).	Name of Issuer: Greenpro Capital Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices: Room 1701-1703, 17/F The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong

Item 2(a).	Name of Person Filing: Greenpro International Foundation

C.K. Lee
Gilbert Loke
Wing Wai Heung
Inn Shen Tan
Greenpro Talents Ltd.

Item 2(b).	Address of Principal Business Office or if none, Residence:

Greenpro International Foundation
C.K. Lee – Same as Issuer’s Principal Executive Offices
Gilbert Loke - Same as Issuer’s Principal Executive Offices
Wing Wai Heung - Rm 405, 4/F Energy Plaza, Tsim Sha Tsui East, Hong Kong
Inn Shen Tan – 30E Blk B New World Famous Palace Beidou Rd, Luohu Qu, Shenzhen Shi, Guangdong Sheng, China, 518000
Greenpro Talents Ltd. - Same as Issuer’s Principal Executive Offices

Item 2(c).	Citizenship:

Greenpro International Foundation - Panama
C.K. Lee – Hong Kong
Gilbert Loke - Hong Kong
Wing Wai Heung – Hong Kong
Inn Shen Tan - Malaysia
Greenpro Talents Ltd. - Seychelles

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e).	CUSIP Number: 39540F101

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Greenpro International Foundation – 5,000,000
C.K. Lee – 25,330,150
Gilbert Loke - 23,665,000
Wing Wai Heung – 5,000,000
Inn Shen Tan – 5,000,000
Greenpro Talents Ltd. - 0

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(b)	Percent of Class:

Greenpro International Foundation – 9.39%
C.K. Lee – 47.58%
Gilbert Loke - 44.74%
Wing Wai Heung – 9.39%
Inn Shen Tan – 9.39%
Greenpro Talents Ltd. - 0

The foregoing percentages are based on 53,233,960 shares of common stock outstanding as of June 6, 2017.

(c)    Number of shares as to which each person has:

(i)   sole power to vote or to direct the vote:

Greenpro International Foundation – 0
C.K. Lee – 18,665,000
Gilbert Loke - 18,665,000
Wing Wai Heung – 200
Inn Shen Tan – 0
Greenpro Talents Ltd. - 0

(ii)   shared power to vote or to direct the vote:

Greenpro International Foundation – 5,000,000
C.K. Lee – 6,665,150
Gilbert Loke - 5,000,000
Wing Wai Heung – 5,000,000
Inn Shen Tan – 5,000,000
Greenpro Talents Ltd. - 0

(iii)   sole power to dispose or to direct the disposition of:

Greenpro International Foundation – 0
C.K. Lee – 18,665,000
Gilbert Loke - 18,665,000
Wing Wai Heung – 200
Inn Shen Tan – 0
Greenpro Talents Ltd. - 0

(iv)  shared power to dispose or to direct the disposition of:

Greenpro International Foundation – 5,000,000
C.K. Lee – 6,665,150
Gilbert Loke - 5,000,000
Wing Wai Heung – 5,000,000
Inn Shen Tan – 5,000,000
Greenpro Talents Ltd. - 0

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Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2017

Greenpro Talents Ltd.

By:	/S/ Gilbert Loke
Name:	Gilbert Loke
Title:	Director

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